OFFERING MEMORANDUM DATED MAY 2, 2023



Purely Prepared Brands Inc.
P.O. Box 2864
Aptos, California 95001
www.purelypreparedbrands.com

Up to $5,000,000 of Non-Voting Common Stock

Minimum Investment Amount: $500

Purely Prepared Brands, Inc. ("the **Company**," "we," or "us"), is offering up to **$5,000,000** (the "Maximum Amount") worth of Non-Voting Common Stock (the "Offering"). The minimum target amount under this Regulation CF offering is **$25,000** (the "Target Amount"). The Company must reach its Target Amount of **$25,000** by September 30, 2023, the end date of the Offering. Unless the Company raises at least the Target Amount of **$25,000** under the Regulation CF offering by September 30, 2023, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "will," "estimate" "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

TERMS:

Security Offered: Non-Voting Common Stock

Offering Minimum: $25,000

Offering Maximum: $5,000,000

Minimum Investment Amount: $500

Price per Security: $0.25

Bonus Shares

Certain investors in this offering are eligible to receive additional shares of Non-Voting Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased ("Additional Shares") up to 40% of the shares they purchase, depending upon options described below:

BONUS OPTIONS	INVESTMENT	ADDITIONAL SHARES
Bonus Option #1	$1,500 to $2,500.75	15% Additional Shares
Bonus Option #2	$2,501 to $5,000.75	25% Additional Shares
Bonus Option #3	$5,001 or more	40% Additional Shares

Fractional shares will not be distributed, and Bonus Shares will be determined by rounding down to the nearest whole share. See, ""*Securities Being Offering and Rights of the Securities of the Company" for further details on Bonus Shares.*

THE COMPANY AND ITS BUSINESS

Overview

Purely Prepared Brands Inc. is a C Corporation incorporated on September 23, 2019 under the laws of Delaware. The Company licenses proprietary intellectual property (the "IP"), in the forms of unique wood-burning, commercial oven design and process technique, which produces a quality of artisanal Smoke-Baked[TM] prepared food that we believe to be one of the purest and most genuine preparation for a commercialized wood-smoking process under state and federal inspection[1]. The IP was originally developed from the small chain of wood-smoked barbeque restaurants previously operated by the Company's founder.

We will generate revenue principally from sales of our prepared food products sold directly to consumers through a chain of innovative, "micro-kitchens" – designed by the Company – that integrate our prepared food with specialized, high-speed oven equipment for "quick-foodservice" of premium quality menu cuisine. The Company's entire operating infrastructure, from smoked food processing through customer purchases at ordering kiosks, is set up to be digital and its brand revenue operation "cashless and contactless."

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[1] For each state, in which we operate we will need to comply with the guidelines. On the federal level, based on our intended operations, we will generally only be regulated by the FDA with respect to fish and seafood. See "Regulation" below.

Our lines of wood-smoked proteins (fish and seafood, poultry, pork, beef and lamb) and prepared meal dish recipes will be packaged by vacuum-seal in both portioned entrée and family size forms, then flash-frozen for foodservice and retail sales under the brand of "**Purely Smoked**®." From our food processing facilities, we will ship frozen inventory to strategically aligned marketing and distribution facilities that operate as "Area Marketing Companies" ("AMC") to provide sales, service, and distribution functions to our network of brand foodservice and retail sales outlets. These AMCs are structured to offer enticing corporate entrepreneurship to AMC managers.

The Company will launch its start-up of brand revenue sales within the state of California to be opened on the basis of one AMC per 3,500,000 of consumer population. From each AMC, the Company's entrepreneurially-employed area managers will secure host locations (C-stores, sports venues, coffee houses, retailers, entertainment venues, gas marts, college campuses, airports, etc.) that will feature Purely Smoked® micro-kitchens that will be serviced by the respective AMC.

Additional information on the Company's business can be found on the Company's campaign page which is an exhibit to this Form C.

Employees

The Company does not currently have any full-time employees receiving paid compensation.

Regulation

The Company is subject to food processing regulations from the FDA (for fish and seafood), as well as state-level food processing and distribution guidelines. We intend that our food processing and distribution operations will be self-contained within a state and the Company will retain ownership of its prepared food products through our entire trade cycle, which would enable us to avoid regulatory food production requirements or inspection under the USDA, which typically would regulate meat and poultry, thereby saving on processing costs.

Intellectual Property

Purely Prepared Brands Inc. holds a trademark for its name and its logo. In addition to registered intellectual property rights such as trademark registrations, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information that we license. Specifically:

- design engineering, in the forms of CAD or similar design drawings, of wood-burning oven and diffusing system used in connection with the indirect fire-heat fueling source to purely Smoke-Bake™ meat and fish;
- process technique & methodology, in the form of a "Standard Operating Procedure" manual ("SOP") for products manufactured by the wood-burning oven and sold under the registered logo and brand identity of "Purely Smoked®"; and
- product recipes and sauce recipes manufactured and sold under the registered logo and brand identity of "Purely Smoked®."

We hold a license to this proprietary IP information and technology with a related party called Purely Smoked Acquisition Corp ("PSAC"), the licensor of the IP. Under the IP License Agreement, the Company will pay a royalty of 2% of the net revenue from the licensed product sold, transferred or otherwise disposed of through a sale. In addition, the Company shall pay the greater of five percent of the manufacturing cost of each purchased, developed, or operated piece of equipment covered under the license or $10,000 for each unit as defined in the IP License Agreement. The IP License Agreement has a term of 25 years, after which time PSAC can elect to terminate at its sole discretion. PSAC can also terminate the IP License Agreement if the Company remains in default for nonpayment of any royalty fees due for not less than 45 days.

Upon or after 36 months, starting from the effective date of development agreement to be entered into between the two parties, the Company shall have the right to purchase and acquire all of the IP in exchange for 40% of the Company's issued and outstanding common stock following the close of the Maximum Offering. *(See sections "Liquidity & Capital Resources" and "Related Party Transactions" for a full disclosure of the transaction by which we can acquire the IP.)*

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not yet lease any property. The Company is currently without a headquarters while the team works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our company is new and has limited operating history.
The Company was formed as a C-Corp in 2019 and secured an exclusive license to the IP in March 2023. Even though the Company's management has experience from previous operations using a similar business plan, we have limited business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The Company has incurred only losses and has not generated revenue since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate or pay dividends.

The auditor has included a "going concern" note in the audited financials.
The note states that the Company has generated net losses and has negative cash flows from operations, has not generated revenues from intended operations, and requires additional capital to operate and execute on its business plans and has stated that substantial doubt exists about the Company's ability to continue as a going concern. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering Non-Voting Common Shares in the amount of up to $5,000,000, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the Company may need additional funds in the future in order to grow and potentially achieve profitability, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding to execute the plans outlined in "Use of Proceeds."

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.
The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

We may face instances of food borne illness.
In years past, several nationally known restaurants experienced outbreaks of food poisoning believed to be caused by E.coli, Asian and European countries experienced outbreaks of avian flu and incidents of "mad cow" disease have occurred in Canadian and U.S. cattle herds. These problems, other food-borne illnesses (such as, Hepatitis A, trichinosis, or salmonella) and injuries caused by food tampering have in the past, and could in the future, adversely affect the price and availability of affected ingredients and cause changes in consumer preference. As a result, our sales could decline.

Instances of food-borne illnesses, real or perceived, whether from our productor those of our competitors, could also result in negative publicity about us or the prepared food industry, which could adversely affect sales. If we react to negative publicity by changing our offerings, we may lose customers who do not accept those changes and may not be able to attract enough new customers to produce the revenue needed to make our products profitable. If our customers become ill from food-borne illnesses, we could be forced to recall some of our products. Any of these occurrences, could materially harm our business.

Failure to comply with governmental regulations could harm our business and our reputation.
We are subject to regulation by federal agencies and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants. These regulations include matters relating to:
- the environment
- building construction
- zoning requirements
- the preparation and sale of food; and
- employment

Our facilities are licensed and subject to regulation under state and local fire, health and safety codes. The construction of our facilities will be subject to compliance with applicable zoning, land use and environmental regulations. We may not be able to obtain necessary licenses or other approvals on a cost-effective and timely basis in order to grow our business in the future.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key executives, specifically Eddie Feintech (Founder & CEO), Dennis Harrison (IT infrastructure), and Donald Krueger (finance/accounting), along with two committed and highly experienced senior executives, Sherif Tadros (foodservice operations) and Dale Bailey (culinary chef). While these executives fulfill the requirements for all key positions at opening, due to our limited financial resources and the specialized expertise required, we may not be able to recruit all the individuals needed for our business needs in the future. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to continually innovate and grow its operations.

The Company's business model is capital intensive.
The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain its current business plan. Though the Company believes that if it raises the maximum amount it should be enough for its near and long-term goals, that assumption could be erroneous and/or the Company may raise less in the Offering than anticipated and needed. If that is the case, the Company may either need to scale back its business plan and/or procure additional funds.   There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it may not be able to execute its business plan at the scale described, or at all. This in turn may place our business and its continued operations in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Any inability to protect our intellectual property rights could reduce the value of our products, services and brand.
Our trade secrets, trademarks, copyrights and other intellectual property rights are important assets, and litigation to defend intellectual property can be expensive and lengthy. Various factors outside of our control also pose a threat to our intellectual property rights, as well as to our platform and technology offerings. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in all applicable jurisdictions. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Despite our efforts to protect our intellectual property rights, there can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business or from unauthorized parties attempting to copy aspects of our technology and use information that we consider proprietary.

In addition to registered intellectual property rights such as trademark registrations, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. In order to protect our proprietary information and technology, we rely in part on agreements with our employees, investors, independent contractors and other third parties that place restrictions on the use and disclosure of this information and technology. These agreements may be breached, or this type of information and technology, including trade secrets, may otherwise be disclosed or become known to our competitors, which could cause us to lose any competitive advantage resulting from this information and technology. To the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know how and inventions. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying our proprietary functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, financial condition, results of operations and competitive position.

We may pursue registration of trademarks and domain names in the U.S. Effective protection of trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. If we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion to our customers and confusion in the market, which could decrease the value of our brand. Common law trademark rights in the U.S. do not provide the same level of protection that is afforded by the registration of a federal trademark. In addition, common law trademark rights in the U.S. are generally limited to the geographic area in which the trademark is actually used and the field of use within such geographic area.

We may be unable to obtain intellectual property protection for our platform, technology offerings and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our platform and technology offerings from those of our competitors. In addition, our trademarks may be contested, circumvented, or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them. To counter infringement or unauthorized use of our trademarks, we may deem it necessary to file infringement claims, which can be expensive and time consuming. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. An adverse outcome in such litigation or proceedings may expose us to a loss of our competitive position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the U.S. and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the intellectual property rights of others. Efforts to enforce or protect intellectual property rights may be ineffective and could result in substantial costs and diversion of resources, which could harm our business and results of operations.

We rely on an IP Licensing Agreement with Purely Smoked Acquisition Corp.
The Company's business plan relies on the proprietary information and technology that we license from Purely Smoked Acquisition Corp. See, "The Company's Business – Intellectual Property" and "Related Party Transactions." We have entered into a license agreement with PSAC, which, among other things, grants us exclusive rights to use PSAC's design engineering for its wood burning oven and diffusing system; process technique & methodology, in the form of a "Standard Operating Procedure" manual ("SOP") for products manufactured by the wood-burning oven; and product recipes and sauce recipes. Our failure to satisfy certain provisions of the IP License Agreement, including those regarding failure to pay the fees owed under the agreement, would constitute a default thereunder and permit the PSAC to terminate the IP License Agreement. Furthermore, PSAC can terminate the IP License Agreement after 25 years if previously we did not exercise our option to acquire the IP under the terms provided in the IP License Agreement. If our arrangement with PSAC were to end prior to our acquiring the IP, we would no longer be able to use the intellectual property covered by the license, which could have a material adverse effect our business.

The Company will depend upon strategic corporate affiliations to succeed.
The near and long-term viability of the Company's operations will depend, in part, on its ability to continually establish new strategic collaborations with retail and foodservice chains of various types and sizes. Establishing strategic collaborations can be difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

The Company may have to deal with supply chain challenges.
Supply chains for stainless steel and electronic components that are required for our wood-burning ovens and the high-speed ovens in our micro-kitchens have been stressed through COVID and may have longer lead times than normal. To the extent this continues or occurs in the future due to COVID or other reasons, it can impact our timeframe and lead to higher costs thereby negatively impacting our financial condition.

Increases in food costs, raw materials and other suppliers and services due to inflation and other cost fluctuation may negatively impact our future financial performance.

The Company's operating margins will depend on, among other things, our ability to anticipate and react to changes in the costs of key resources, including food costs (e.g., meat, poultry and fish), utilities and other supplies and services due to inflation and supply chain issues. These commodities can be subject to unforeseen supply and cost fluctuations due to factors such as changes in demand patterns, increases in the cost of key inputs, fuel costs, weather and other market conditions outside of our control caused by inflation. Our suppliers also may be affected by higher costs to produce and transport commodities used in our business, which could result in higher costs for goods and services supplied to us.

We rely on other companies to provide raw materials, major components, and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations (both availability and cost) to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, or subsystem.

Risks Related to the Securities

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Our IP Licensing Agreement allows us to acquire the IP with shares and this will dilute your ownership in the Company.

Under our IP Licensing Agreement, after meeting certain criteria, we have the option to purchase the IP for consideration in the form of shares in the Company equal to 40% of the total outstanding shares following the close of the Maximum Offering. If we choose to do this, the IP purchase will result in the Company retaining all the fees being paid under the IP License Agreement and, thereby, presumably increasing our income and value; however, this transaction will also dilute your ownership in the Company. See "Dilution" for more information.

Our valuation and our offering price have been established internally and are difficult to assess.

We have set the price of our Non-Voting Common Stock at $0.25 per share, subject to selected bonus options that may reduce your effective share price, see "Bonus Shares". Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors in this Offering.

Certain investors in this Offering are entitled to receive additional shares of Non-Voting Common Stock (effectively a discount) based on the amount invested. The number of additional shares will be determined by the amount of the investment and will effectively act as a discount to the price at which the company is offering its stock. For example, an investor who invests $5,002 in this Offering will be eligible for 40% Additional Shares. That investor would receive 20,008 Non-Voting Common Stock plus an additional 8,003 Bonus Shares, effectively purchasing 28,011 shares of Non-Voting Common Stock for the same price paid for 20,008 shares of Non-Voting Common Stock or effectively paying a per share price of $.1786. For more details, including all of the Bonus Shares being offered, see "Bonus Shares" below. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the Company.

Our Founder & CEO, Eddie Feintech, controls the Company by holding a super voting share and we are offering non-voting shares in this Offering. Our CEO is the Company's controlling shareholder and will remain the controlling shareholder after the Offering. Eddie Feintech is the holder of the sole share of the Class X Preferred Stock. The share of Class X Preferred Stock gives its holder votes equal to 50% of all the outstanding securities plus one – meaning the holder will likely always have the controlling vote in the Company. Further we are offering non-voting shares in this offering. Therefore, Mr. Feintech will continue to hold a majority of the voting power of all the Company's equity stock and, therefore, control the board at the conclusion of this Offering. Even if he were to just own that one share, he would still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. The Company does not benefit from the advantages of having independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Company, and having extra checks and balances to prevent fraud and produce reliable financial reports. Investors in this offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, approving a stock option plan or expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You should be aware of the illiquid and long-term nature of this investment.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no currently established market for reselling these securities and while the Company's plans include seeking a listing on a stock exchange or similar forum in the future, there can be no assurance that it will succeed in being accepted on such a forum or the extent to which liquidity will result from any such listing. The Company has no immediate plans to list any of its shares on any over-the-counter (OTC) trading forum or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

The Company's management has discretion as to use of proceeds.
The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors in this Offering will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Eddie Feintech	Chief Executive Officer	January, 2020.	Full Time
Dennis Harrison, PhD	President & Chief Technology Officer	January, 2020.	Full Time
Donald Krueger	Executive Vice President & Chief Financial Officer	January, 2020.	Full Time
Directors:			
Eddie Feintech	Chairman	January, 2020.	
Dennis Harrison, PhD	Director	January, 2020.	
Donald Krueger	Director	January, 2020.	

EDDIE FEINTECH, Chairman & Chief Executive Officer
Eddie operated a small chain of wood-smoked barbecue restaurants, which proprietary oven and process technique he subsequently developed into a concept for commercial mass- production. Over 30 years of experience in commercial food processing and working market applications for the unique value-add product. Will oversee key operating functions relative to food production and the Company's brand revenue operations.

Previous Experience: Eddie Feintech was the CEO of Purely Smoked Foods, Inc. from 2017 through June 2022, and has been CEO of Purely Prepared Brands since January 2020.

DENNIS HARRISON, Ph.D., President & Chief Technology Officer: Dennis has senior executive experience in guiding IT development and implementation for large multi-national companies with over 50 million transactions per month. As CTO, he will manage the technology budget and make investments for technological needs; design and manage the cloud technology for real-time data access to all modular kitchens and their respective sales and inventory tracking, as well as the access for the data from website ordering, app ordering and corporate accounting.

Previous Experience: Dennis Harrison has been the Senior Vice President with Avaldus since March 2021 and has been President and CTO of Purely Prepared Brands since January, 2020.

DONALD KRUEGER, Executive Vice President & Chief Financial Officer: Donald has extensive professional career in executive-level public accounting and auditing, enhanced by legal expertise relative to both private business and public company management as general counsel. Will create auditable accounting and reporting systems that integrate with IT data information and direct corporate finance with operational and transparent accountability.

Previous Experience: Don Krueger has been a practicing CPA for over 20 years as a private contractor and has been CFO of Purely Prepared Brands since January, 2020.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of Company's voting securities as of March 31, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Eddie Feintech*	20,264,000 shares of Common Stock 1 shares of Class X Preferred Stock	28.7% of Common Stock 64.3% - Total Voting Power
Dennis Harrison	14,999,988 shares of Common Stock	21.2% - Common Stock 10.6% - Total Voting Power

* The one share of Class X Preferred Stock gives the holder of that share the majority vote of the Company. *(See "Securities Being Offering and Rights of the Securities of the Company" below.)*

The following table describes our capital structure as of the date of this Offering:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Common Stock (Voting)	500,000,000	70,740,883	0	429,259,117
Common Stock (Non-Voting)	100,000,000	0	0	100,000,000
Preferred Stock	50,000,000	1*	0	49,999,999

* The one share of Preferred Stock issued is Class X stock which gives the holder of that share the majority vote of the Company.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise
Offering Costs	$1,875	$375,000
General and Administrative	$5,000	$150,000
Food Processing Equipment	$0	$50,000
Processed Food Inventory	$0	$100,000
Collateral print materials, labels	$0	$100,000
IT System integration, website	$0	$125,000
Social/Digital marketing	$0	$200,000
Menu Station/Micro-Kitchen Equip.	$0	$2,020,000

12-Month corp payroll	$0	$750,000
Foodservice Contractor	$0	$100,000
Processing facility, operating costs	$0	$150,000
Reserve Capital	$18,215	$880,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by dbbmckennon. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

Overview

Purely Prepared Brands, Inc. was formed on September 23, 2019, in the State of Delaware and the Company is pre-revenue. The Company plans on generating revenue principally from sales of its prepared food products sold directly to the consumer through innovative "micro-kitchens" – designed by the Company – that integrate its line of prepared food with specialized high-speed oven equipment for "quick-foodservice" of premium quality cuisine, and in a cashless and contactless manner.

Results of Operations

Total operating expenses consist of general and administrative, advertising and marketing, and excess fair value of consideration over assets received. For the fiscal year ended December 31, 2022, total operating expenses were $113,980, an increase from fiscal year ended December 31, 2021 which was $83,187. The increase was primarily due to the Company's increase in general and administrative expenses.

As a result of being pre-revenue, the Company incurred net losses of $113,980 and $83,187 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

We are pre-revenue. We have established the following milestones in our plan of operations:

- With proceeds of the minimum offering, we will prepare smoked products for samples to begin booking strategic affiliations with major chains for placements of our micro-kitchens and menu stations.
- With proceeds from the maximum offering, we will gain occupancy to a large food processing facility that will produce smoked food for the entire state of California.
- With $1m of the offering proceeds, we will open pilot brand concepts that are cashless and contactless.
- Assuming we raise the maximum offering, we anticipate that full-scale production should happen with eight months of receiving the proceeds.

Liquidity and Capital Resources

As of December 31, 2022, the Company's cash on hand was $29,975. The Company's operations have been financed to date by contributions of non-compensated time by its executive management and cash investment.

The company does not have any binding commitments to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned and/or search for other ways to finance our operations including equity and/or debt financings.

Indebtedness

The Company currently has $40,000 of unsecured, short-term debt, see "Related Party Transactions" below.

Trends

Intense and sustained consumer demand for higher quality attributes in retail prepared frozen food and foodservice menu food is driving changes in prepared food design and delivery models. The Company's artisanal and pure quality of wood-smoked food is unique to the prepared food industry and financing proceeds will put a taste of this delight in consumers' mouths to build awareness and demand. Additionally, trends in foodservice operation technology are evolving rapidly as well given the explosion in digital marketing and purchasing of goods and services; our cashless and contactless micro-kitchen operations are in perfect tune with these trends.

RELATED PARTY TRANSACTIONS

During 2022, the Company received a $40,000 short-term, unsecured loan from Purely Smoked Foods, Inc. ("PSF"). Prior advances of $15,500 were netted against such balances due to right of offset. The cash advance carries no interest and is due on demand. Eddie Feintech, Dennis Harrison, and Donald Krueger are beneficially owners of 12.5%, 5% and 0.2%, respectively, of PSF.

In March 2023, the Company entered into an exclusive IP License Agreement with Purely Smoked Acquisition Corp.* Under the terms of this agreement, the Company will pay a royalty of 2% of the net revenue from the licensed product sold, transferred or otherwise disposed of. In addition, the Company shall pay the greater of five percent of the manufacturing cost of each purchased, developed, or operated piece of equipment covered under the license or $10,000 for each unit as defined in the IP License Agreement. The IP License Agreement has a term of 25 years, at which time the PSAC, unless the IP is purchased earlier by the Company per its option, can elect to terminate the IP License Agreement at its sole discretion. The PSAC can also terminate this agreement if the Company remains in default for nonpayment of royalty fees for not less than 45 days. Upon or after 36 months starting from the effective date of a proposed development agreement to be entered into between the two parties, the Company shall have the right to purchase and acquire all of the IP in exchange for 40% of the Company's issued and outstanding common stock following the close of the Maximum Offering.

*Though currently none of our 20% shareholders, officers and directors nor their immediate relatives are beneficial owners of Purely Smoked Acquisition Company ("PSAC"), it is the intent that one of the owners will distribute his securities for nominal consideration such that Eddie Feintech could become a beneficial owner of approximately 12.5% of the equity of PSAC, Dennis Harrison could become a beneficial owner of approximately 3.0% of the equity of PSAC, and Don Krueger could become a beneficial owner of approximately 0.2% of PSAC. All three of these individuals previously owned a predecessor to PSAC with similar ownership percentages. PSAC is currently controlled and beneficially owned by two individuals who each own approximately 10% of our Company.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

In 2020, the Company issued 27,166,334 shares of Common Stock totaling $25,468.65, including 10,022,167 shares of Common Stock for $3,006.65 to Eddie Feintech, Dennis Harrison, and Donald Krueger under Section 4(a)(2) of the Securities Act. The proceeds were used for corporate operations.

In 2021, the Company issued 4,001,000 shares of Common Stock for proceeds of $80,200. The Company also issued 35,191,983 shares of Common Stock for services rendered and recorded $54,206 of stock-based compensation in the statements of operations based on their fair value of Common Stock issued in excess of amounts owed for reimbursements. These issuances includes 30,741,833 shares of Common Stock to Eddie Feintech, Dennis Harrison, and Donald Krueger under Section 4(a)(2) of the Securities Act. The proceeds were used for corporate operations.

In 2022, the Company issued 625,000 shares of Common Stock for cash proceeds of $12,500. The Company also issued 3,756,667 shares of Common Stock for services and expense reimbursement and recorded $75,131 of stock-based compensation in the accompanying statements of operations based on the fair value of Common Stock issued in excess of amounts owed for reimbursements. This issuance includes 1,500,000 shares of Common Stock for $450 to Donald Krueger under Section 4(a)(2) of the Securities Act. The proceeds were used for corporate operations.

*All share amounts have been adjusted to reflect any subsequent splits and reorganizations.

SECURITIES BEING OFFERED, BONUS SHARES, AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the Company's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law ("DGCL").

General

The Company's authorized securities consist of 500,000,000 shares of Voting Common Stock, 100,000,000 shares of Non-Voting Common Stock, and 50,000,000 shares of Preferred Stock, including 1 share of Series X Preferred Stock. As of April [X], 2023, there were 70,740,883 shares of Common Stock outstanding, and 1 share of Series X Preferred Stock outstanding.

In addition to the one share of Series X Preferred Stock, 49,999,999 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors.

For this Offering, the Company is issuing a class of Non-Voting Common Stock at $0.25 per share, subject however to the investor's selection of a particular bonus option that would reduce the effective cost of the share price.

Bonus Shares

Certain investors in this offering are eligible to receive additional shares of Non-Voting Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased ("Additional Shares") up to 40% of the shares they purchase, depending upon options described below:

BONUS OPTIONS	INVESTMENT	ADDITIONAL SHARES
Bonus Option #1	$1,500 to $2,500.75	15% Additional Shares
Bonus Option #2	$2,501 to $5,000.75	25% Additional Shares
Bonus Option #3	$5,001 or more	40% Additional Shares

Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share.

For example, an investor who invests $2,501.25 in this offering is eligible for 25% Bonus Shares. Accordingly, that investor would receive 10,005 shares of the Company's Non-Voting Common Stock plus additional 2,501 Bonus Shares. In effect, the investor would be purchasing 12,506 shares of Non-Voting Common Stock for the same price paid for membership interests representing 10,005 shares of Non-Voting Common Stock or effectively paying a per share price of $0.20. The Company has made 8,000,000 Bonus Shares available in this offering.

The Company reserves the right to discontinue offering Bonus Shares if required for business or regulatory purposes.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Non-Voting Common Stock

Preemptive Right
No shareholders of the Company holding Common Stock shall have any preemptive or other rights to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Company.

Voting Rights and Powers
Except as otherwise required by the DGCL, shares of Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

Cash Dividends, Other Dividends, and Distributions
Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board of Directors from time to time out of asset funds of the Company legally available; therefore, and the Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock.

Other Rights
Except as otherwise required by the DGCL and as may otherwise be provided in this Certificate of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation.

Voting Common Stock

Preemptive Right
No shareholders of the Company holding Common Stock shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Company.

Voting Rights and Powers

With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one vote in person or by proxy for each share of the Common Stock standing in his/her name.

Cash Dividends, Other Dividends, and Distributions
Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board of Directors from time to time out of assets of finds of the Corporation legally available; therefore, and the Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock.

Other Rights
Except as otherwise required by the DGCL and as may otherwise be provided in the Company's Certificate of Incorporation, each share of the Common Stock shall have identical powers, preferences, and rights, including rights in liquidation.

Preferred Stock
We have authorized the issuance of one series of Preferred Stock, designated as Series X Preferred Stock.

In addition, our Board of Directors will have the authority, without further action by our stockholders, to designate and issue shares of Preferred Stock in one or more series. Our Board of Directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as our Board of Directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

- diluting the voting power of the holders of Common Stock; reducing the likelihood that holders of Common Stock will receive dividend payments;

- reducing the likelihood that holders of Common Stock will receive payments in the event of our liquidation, dissolution, or winding up; and

- delaying, deterring, or preventing a change-in-control or other corporate takeover.

Series X Preferred Stock Dividend Rights and Liquidation Rights
The holder of the share of Series X Preferred Stock is not entitled to any dividends or liquidation rights.

Voting Rights
The holder of the share of Series X Preferred stock is entitled to the number of votes equal to the number of votes held or entitled to be held by all other equity securities in the Company as well as any votes pursuant to any other agreements, plus one. Meaning that if based on outstanding securities of the Company there are 100 votes outstanding, this share would be entitled to 101 votes. The holder of this security is entitled to vote on all matters submitted to the holders of Common Stock or any another class of stock for a vote; however, the holder of the share of Series X Preferred Stock shall not be entitled to vote on any matter as to which solely another class of Preferred Stock in the Company is entitled to vote. Further, the holder of the share of Series X Preferred Stock must approve any changes to the rights and preferences of such share.

No Transfer
The share of Series X Preferred Stock cannot be transferred by the original holder.

What it Means to be a Minority Holder

As an investor in the Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected Pacific Stock Transfer, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when a company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When a company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of a company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of a company's financial statements, usually looking at a company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire a company) may value a company differently. They may use a different valuation method, or different assumptions about a company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for this Offering was determined based on the following information:

- The total invested capital into the Company's acquired IP was approximately $6.5 million over several years of previous development. Furthermore, the IP's potential value to generate sizable revenue has been substantially increased by current trends in the food industry and by the enhanced food processing technology and the IT "cashless" systemization additionally developed by the Company's management.
- Management's best estimates for five-year forecast of revenues, operating expenses, and capital costs
- The Company plans to begin generating brand sales revenue within four to six months with just $750,000 of the total $5 million offering.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at www.purelypreparedbrands.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)	it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)	it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred shareholders of record and has total assets that do not exceed $10,000,000;

(3)	it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)	it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)	it liquidates or dissolves its business in accordance with state law.

Compliance failure

Purely Prepared Brands, Inc. has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations.

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications.

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes.

Material changes to an offering include but are not limited to a change in minimum offering amount, change in security price, change in management, etc. If an issuing Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings.

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations.

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Information regarding updates to the offering and to subscribe can be found here, www.purelypreparedbrands.com/investors.

PURELY PREPARED BRANDS, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

December 31, 2022 and 2021

Purely Prepared Brands, Inc.
Index to Financial Statements

Pages



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Purely Prepared Brands, Inc.

Opinion

We have audited the accompanying financial statements of Purely Prepared Brands, Inc. (a Delaware corporation, the "Company"), which is comprised of the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has generated net losses and has negative cash flows from operations, has not generated revenues from intended operations, and requires additional capital to operate and execute on its business plans and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
April 4, 2023

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

2

PURELY PREPARED BRANDS, INC.
BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 29,975	$ 35,574
Related party receivable	-	15,500
Total current assets	29,975	51,074
Deferred offering costs	19,250	-
Total assets	$ 49,225	$ 51,074
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ -	$ -
Related party advances	24,500	-
Total current liabilities	24,500	-
Total liabilities	24,500	-
Commitments and contingencies Note 3	-	-
Stockholders' Equity:		
Class X Preferred Stock $0.0001 par value 1 authorized 1 and 1 issued and outstanding, respectively	-	-
Common stock $0.0001 par value 500,000,000 authorized 70,740,833 and 66,359,166 issued and outstanding, respectively	7,074	6,636
Additional paid-in capital	244,965	157,772
Accumulated deficit	(227,314)	(113,334)
Total stockholders' equity	24,725	51,074
Total liabilities and stockholders' equity	$ 49,225	$ 51,074

The accompanying notes are an integral part of these financial statements

PURELY PREPARED BRANDS, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022		Year Ended December 31, 2021	
Revenues	$	-	$	-
Operating Expenses:				
General and administrative		108,011		80,323
Sales and marketing		5,969		2,864
Total operating expenses		113,980		83,187
Net loss	$	(113,980)	$	(83,187)

The accompanying notes are an integral part of these financial statements

PURELY PREPARED BRANDS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

	Class X Preferred Stock		Common stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated deficit	Total Stockholders' Equity
December 31, 2020	1	$ -	27,166,333	$ 2,717	$ 27,465	$ (30,147)	$ 35
Shares issued for cash	-	-	4,001,000	400	79,620	-	80,020
Shares issued on behalf of related party	-	-	35,191,833	3,519	50,687	-	54,206
Net income	-	-	-	-	-	(83,187)	(83,187)
December 31, 2021	1	-	66,359,166	6,636	157,772	(113,334)	51,074
Shares issued for cash	-	-	625,000	62	12,438	-	12,500
Shares issued on behalf of related party	-	-	3,756,667	376	74,755	-	75,131
Net loss	-	-	-	-	-	(113,980)	(113,980)
December 31, 2022	1	$ -	70,740,833	$ 7,074	$ 244,965	$ (227,314)	$ 24,725

The accompanying notes are an integral part of these financial statements

PURELY PREPARED BRANDS, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022	Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (113,980)	$ (83,187)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	75,131	54,206
Net cash used in operating activities	(38,849)	(28,981)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Related party advances	-	(15,500)
Net cash used in investing activities	-	(15,500)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds - related party advances	40,000	-
Proceeds from sale of common stock	12,500	80,020
Deferred offering costs	(19,250)	-
Net cash provided by financing activities	33,250	80,020
Increase (decrease) in cash and cash equivalents	(5,599)	35,539
Cash and cash equivalents, beginning of period	35,574	35
Cash and cash equivalents, end of period	$ 29,975	$ 35,574
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Purely Prepared Brands, Inc. was formed on September 23, 2019 ("Inception") in the State of Delaware. The financial statements of Purely Prepared Brands, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company is headquartered in Aptos, California.

The Company licenses (Note 7) proprietary intellectual property (the "IP"), in the forms of unique wood-burning, commercial oven design and process technique, which produces a quality of artisanal Smoke-Baked™ prepared food that is believed to be the purest and most genuine preparation for a wood-smoking process.

The Company's proposed line of wood-smoked proteins (fish and seafood, poultry, pork, beef and lamb) is intended to be packaged by vacuum-seal in both portioned entrée form, family size or bulk size and then frozen for shipping to a network of distribution center hubs (the "Hubs"). The Company intends to launch its start-up of brand revenue sales within the state of California and there are a total of five such Hubs expected to be opened. From each Hub, the Company's entrepreneurially-employed area developers will arrange brand revenue host locations that will feature a form of retail or food service sales concept, which is serviced from the Hub.

The Company will generate revenue principally from sales of its prepared food products sold directly to the consumer through foodservice concepts – designed by the Company – that integrate its line of prepared cuisine with specialized high-speed oven equipment for "quick-foodservice" of premium quality food. The Company's entire intended operating infrastructure of product flow from processing through purchase by a customer through an ordering kiosk, is digital and its brand revenue operations are expected to be cashless.

Going Concern and Management Plans

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has generated net losses and has negative cash flows from operations, has not generated revenues from intended operations, and requires additional capital to operate and execute on its business plans. These matters can raise substantial doubt about the Company's ability to continue as a going concern.

The Company intends to raise up to $5,000,000 from a Regulation Crowdfunding ("Reg CF") offering during 2023. Management intends to use proceeds from the Reg CF offering to commence its technical process of transitioning the Company's operating organization into the execution of its business plan. Management's expertise, operating efficiencies and effectiveness, will be augmented by contributions from the senior executives of the Company's organization of strategic partners. Management's objective is to create a multi-unit demonstration of foodservice brand concepts that are showing traction in menu sales and per-unit income subsequent to raising capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly

transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Intangible Assets
Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Revenue Recognition
The Company will recognize revenue from the sale of food products through retail restaurant and similar establishments in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606, the Company will recognize revenue when the sale and delivery of the product to the customer has been completed and the customer can benefit from the transaction.

Advertising
The Company expenses the cost of advertising and promotions as incurred.

Stock Based Compensation
The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the non employee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.   Presently the Company has no plans for stock based compensation.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company adopted ASC 842 on January 1, 2022 with no impact to the Company.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2021, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company adopted these provisions in 2022 with no impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 500,000,000 shares of our common stock with par value of $0.0001 per share.

During 2022, the Company issued 625,000 shares for cash proceeds of $12,500. The Company also issued 3,756,667 shares of common stock for services and expense reimbursement and recorded $75,131 of stock-based compensation in the accompanying statements of operations based on the fair value of common stock issued in excess of amounts owed for reimbursements.

During 2021, the Company issued 4,001,000 shares of common stock for proceeds of $80,020. The Company also issued 35,191,983 shares of stock for services rendered and recorded $54,206 of stock-based compensation in the statements of operations based on the fair value of common stock issued in excess of amounts owed for reimbursements.

During 2021 and 2022, the Company determined the fair value of common stock based on the weighted average selling price of common stock to third-parties for cash near the time of issuance of shares for common stock.

Preferred Stock
We have authorized the issuance of 50,000,000 shares of our preferred stock with par value of $0.0001 per share.

During 2020, the Company designated one (1) share of stock as Class X Preferred Stock ("Class X") which was issued to the Company's Chief Executive Officer. The Class X share shall have the number of votes at any time equal to the number of votes then held or entitled to be made by all other equity securities, plus 1. The Class X share may not be transferred, and any such transfer shall allow the Company to repurchase the share for $1.00. The Class X share shall not participate in any event including liquidation, dissolution or winding up of the Company, a merger or consolidation where the Company is not the surviving entity, or a sale of substantially all of the assets of the Company. The Class X share shall not participate in dividends or distributions.

NOTE 5 – RELATED PARTY TRANSACTIONS

See Note 7 for related party transactions.

During 2022, the Company received a $40,000 from a related party entity. The advance carries no interest and is due on demand. Prior advances of $15,500 were netted against such balances due to right of offset.

NOTE 6 – INCOME TAXES

For the years ended December 31, 2022 and 2021, the Company did not record a current or deferred income tax expense or benefit due to current and historical losses incurred by the Company. The Company's losses before income taxes consist solely of losses from domestic operations.

Based on federal tax returns filed, or to be filed, through December 31, 2022, we had available approximately $92,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carrying forward have no expiration. Deferred tax assets of approximately $26,000 are fully reserved and stem directly from historical net operating losses.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdictions in which it operates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2019. The Company currently is not under examination by any tax authority.

NOTE 7 – SUBSEQUENT EVENTS

In December 2022, the Company entered into an intellectual property (IP), stock purchase and debt cancellation agreement with a related party entity. In 2023, this agreement was subsequently voided in its entirety and no shares, debt, or other consideration was given or received.

In March 2023, the Company entered into an IP agreement with a related party. Under the terms of the agreement, the Company will pay a royalty of 2% of the net revenue from the licensed product sold, transferred or otherwise disposed of. In addition, the Company shall pay the greater of five (5) percent of the manufacturing cost of each purchased, developed, or operated piece of equipment covered under the license or $10,000 for each unit as defined in the agreement. The license agreement has a term of 25 years; at which time the licensor can elect to terminate the agreement a its sole discretion. The licensor can also terminate the agreement if the Company remains in default for nonpayment for not less than forty-five (45) days. Upon or after thirty-six (36) months starting from the effective date of development agreement to be entered into between the two parties, the Company shall have the right to purchase and acquire all of the IP in exchange for 40% of the Company's issued and outstanding common stock immediately following a capital raise transaction conducted by the Company under Regulation Crowdfunding, promulgated under the Securitas Act of 1933.

In March 2023, the Company amended its articles of incorporation to authorize 500,000,000 shares of voting common stock, 100,000,000 shares of non-voting common stock and 50,000,000 shares of preferred stock. Upon amendment, all shares of common stock then outstanding converted to shares of voting common stock on a one-for-one basis.

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 4, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.